Exhibit 99.1

InterOil Shareholder Letter Highlights Support from Leading Proxy Advisory Firm

- Leading proxy advisory firm ISS agrees that InterOil shareholders should vote "FOR" ALL of InterOil's director nominees

- ISS concludes that Mr. Mulacek has failed to make a compelling case for change and his resolutions and nominees are not in the best interests of shareholders

SINGAPORE and PORT MORESBY, Papua New Guinea, June 1, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has mailed a letter to shareholders urging shareholders to vote for its highly qualified nominees on the WHITE proxy in connection with the Corporation's upcoming Annual and Special Meeting of Shareholders (the "Meeting") to be held on June 14, 2016. InterOil shareholders of record at the close of business on April 25, 2016 are entitled to vote at the Meeting. All proxies must be received before 8:00 PM ET on June 10, 2016.

The letter and other materials regarding the Board of Directors' recommendation for the Meeting are available online at www.interoil.com/agm2016, www.sedar.com and www.sec.gov.

The Board urges shareholders to reject the dissident agenda by voting today on the WHITE proxy as recommended by the Board.

The full text of the letter follows:

Dear InterOil Shareholders,

Time is short and we are reaching out to make sure your voice is heard at InterOil's Annual and Special Meeting of Shareholders (the "Meeting") on June 14, 2016. Your vote is important and we urge you to return your proxy by 8:00PM ET on June 10, 2016 to ensure that your vote is counted.

Leading proxy advisory firm Institutional Shareholder Services (ISS) agrees that InterOil shareholders should vote "FOR" ALL of InterOil's director nominees by voting on the WHITE card and reject Mulacek's dissident resolutions and director nominees. In making its recommendation, ISS concluded that Mr. Mulacek has failed to make a compelling case for change and his resolutions and nominees are not in the best interests of shareholders.

We encourage you to follow the recommendation of this leading independent proxy advisory firm when making your decision and urge you to vote the WHITE proxy FOR InterOil's highly qualified director nominees and to reject Mulacek's resolutions and his hand-picked and unqualified nominees.

A vote on the WHITE proxy as recommended by your Board is a vote "FOR":

  Your Board's nominees, who are highly-qualified, proven leaders that are taking actions that they believe are in the best interests of InterOil and all of its shareholders.
  Your Board's track record of executing a strategy to address the challenges Mr. Mulacek created before he left InterOil in 2013.
  Your Board and management team that orchestrated InterOil's compelling transaction with Oil Search Limited ("Oil Search"), which your Board believes will deliver significant value to all InterOil shareholders.

As a result of the efforts by your Board and management team, InterOil shareholders are poised to realize the potential benefits of InterOil's transaction with Oil Search.

DO NOT BE FOOLED: MULACEK IS PURSUING A SELF-SERVING AGENDA WHICH WE BELIEVE DOES NOT BENEFIT ALL SHAREHOLDERS

We believe that Mr. Mulacek is focused on advancing his agenda to take control of InterOil's Board and its future, at the expense of all other InterOil shareholders. To achieve that agenda, Mr. Mulacek has requisitioned resolutions to reduce the size of the Board and has nominated his direct employees and associates, who are inexperienced, unqualified and beholden to Mr. Mulacek.

The facts are clear:

x Mr. Mulacek has articulated no strategy for InterOil;
x Mr. Mulacek has a track record of litigation that damaged InterOil's reputation and threatened the Corporation;
x Mr. Mulacek has material conflicts of interest; and
x The Mulacek nominees are not independent of Mr. Mulacek and are simply not qualified.

Your Board has thoroughly reviewed Mulacek's resolutions and his nominees and determined that they are not in the best interest of InterOil or its shareholders. Reject the Mulacek agenda by discarding any proxy materials you may receive from Mulacek in the mail.

PROTECT YOUR INVESTMENT IN INTEROIL

TIME IS RUNNING OUT: VOTE THE WHITE PROXY TODAY!

Shareholders who have previously voted on the blue proxy and wish to change their vote may do so by submitting a later-dated WHITE proxy or following the instructions on their proxy card.

Vote TODAY online, by telephone or by signing and dating the enclosed WHITE proxy and returning it in the enclosed postage-paid envelope by 8:00PM ET on June 10, 2016.

On behalf of your Board and the management, thank you for your continued support.

Sincerely,

Chris Finlayson Chairman	Dr Michael Hession Chief Executive Officer

About InterOil
InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements
This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

THE BOARD AND MANAGEMENT OF INTEROIL CORPORATION UNANIMOUSLY RECOMMEND VOTING ONLY THE ENCLOSED WHITE PROXY FORM:
AGAINST	x	EACH OF THE DISSIDENT RESOLUTIONS
FOR	+	THE ELECTION OF ALL OF THE INTEROIL NOMINEES TO THE BOARD
FOR	+	THE APPROVAL OF THE 2016 STOCK INCENTIVE PLAN
FOR	+	THE APPOINTMENT OF PRICEWATERHOUSECOOPERS, CHARTERED ACCOUNTANTS AS OUR AUDITORS
FOR	+	THE REJECTION OF THE MULACEK EXPENSES
YOUR WHITE PROXY MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC. OR MACKENZIE PARTNERS, INC. BEFORE 8:00 P.M. (EASTERN TIME) ON JUNE 10, 2016.

If you have any questions, require assistance with
voting your WHITE
proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE
PARTNERS, INC.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885